January 13, 2026

Dirk Wallinger
Chief Executive Officer
Yellowstone Midco Holdings II, LLC
1449 7th Street, Suite 425
Denver, CO 80204

       Re: Yellowstone Midco Holdings II, LLC
           Registration Statement on Form S-1
           Filed on November 17, 2025
           File No. 333-291581
Dear Dirk Wallinger:

     We have reviewed your amended draft registration statement and have the following comment(s).

        Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement and non-public draft submissions on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 8, 2025 letter.

Amendment No. 1 to Form S-1 filed December 15, 2025
Summary Financial Data, page 24

1. We note you have revised the Summary Financial Data, Capitalization and Dilution
       sections to include disclosure reflecting the Common Control Reorganization and
       Corporate Conversion in response to our prior comment 3. Please also revise your disclosure at the beginning of the MD&A section to clarify that the historical financial data presented is that of Yellowstone Midco Holdings, LLC, to explain why you have not separately presented the historical financial data of the registrant, and to discuss the October 3, 2025 merger between the registrant and Yellowstone Midco
       Holdings, LLC and pending Corporate Conversion.
 January 13, 2026
Page 2

2. We note your addition of historical and pro forma loss per share information in response to our prior comment 4. Please revise to conform the historical net loss per share attributable to common unitholders as of September 30, 2025 to the amount disclosed on page F-38.
Capitalization, page 84

3.     We note from your response to our prior comment 7 that the Incentive
Units will
       receive distributions of common stock, which will include restricted stock subject to a new restricted share grant agreement, and the terms of the distribution are currently being finalized. We also note that you have revised the Capitalization table to reflect the Incentive Unit Distributions as part of the pro forma column. Once the terms are known, please revise your bullet point disclosure at the top of page 84 to reflect the number of shares included as pro forma adjustments for the Incentive
Unit
       Distributions, similar to the disclosures you are making for the conversion of Class P
       Units and the sale of stock in this offering. Additionally, either in these bullet points or the footnotes to the Capitalization table, please disclose any related amounts of additional paid-in capital or accumulated deficit that are included as pro forma adjustments for the Incentive Unit Distributions and related stock compensation expense.
4. We note you revised the bullet points above the Capitalization table to indicate that the pro forma column gives effect to the execution of the TRA. Either in these bullet points or the footnotes to the Capitalization table, please identify the line items impacted by the pro forma adjustments related to the TRA, the amounts of such adjustments, and how such amounts were calculated or determined. Intellectual Property, page 129

5. We note your response to our prior comment 12 and reissue in part. Please revise to specifically highlight the intellectual property that is material to your business.
        Please contact Claire Erlanger at 202-551-3301 or Jennifer Thompson at 202-551-
3737 if you have questions regarding comments on the financial statements and related matters. Please contact Bradley Ecker at 202-551-4985 or Geoffrey Kruczek at 202-551-3641
with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Manufacturing
cc:   Ashley Sinclair